Exhibit 16.1

Silberstein Ungar, PLLC CPAs and Business Advisors

Phone (248) 203-0080

Fax (248) 281-0940

30600 Telegraph Road, Suite 2175

Bingham Farms, MI 48025-4586

www.sucpas.com

March 20, 2011

U.S. Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549-7561

Re: Diamond Information Institute, Inc. -- SEC File No. 333-149978

Dear Ladies and Gentlemen:

We have read the statements of Diamond Information Institute, Inc. (“DII”) in Item 4.01 on Form 8-K/A as of November 6, 2010 to be filed on or about March 21, 2011 and are in agreement with the statement made that Silberstein Ungar, PLLC resigned as independent auditor.  We are not in agreement with other statements made regarding our firm and the relationship with DII immediately preceding our resignation.

Specifically, we had notified DII’s management on multiple occasions that we believed its accounting for an acquisition was not in accordance with generally accepted accounting principles, and we had asked DII for information related to the company it had acquired and the value of that company.  DII did not provide us the information we had requested nor was DII able to provide us with any information to support the manner in which it had recorded the acquisition.  We were awaiting such information when we learned of the 10-Q having been filed.  We promptly questioned management as to why the 10-Q had been filed with what we believed to be incorrect financial statements and did not receive a response that was satisfactory to us.  We subsequently decided for this and other reasons that it was best that we terminate the relationship between Silberstein Ungar, PLLC and DII.

We have no basis to agree or disagree with other statements of the registrant contained therein.

Yours truly,

/s/ Silberstein Ungar, PLLC

Silberstein Ungar, PLLC